Exhibit 99.1

Classified Ventures, LLC
Consolidated Financial Statements
For the Period Ended October 1, 2014 and Twelve Months Ended December 31, 2013 and 2012

Classified Ventures, LLC
Index
October 1, 2014 and December 31, 2013 and 2012

Page(s)
Report of Independent Auditors	1-2

Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Cash Flows	5

Consolidated Statements of Changes in Members’ Equity	6

Notes to Consolidated Financial Statements	7-20

Independent Auditor's Report
To the Board of Directors and Members of
Classified Ventures, LLC
We have audited the accompanying consolidated financial statements of Classified Ventures, LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, of changes in members’ equity and of cash flows for the years ended December 31, 2013 and 2012.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Classified Ventures, LLC and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 9 to the financial statements, the Company has entered into significant transactions with Investor Affiliates of Classified Ventures, LLC, all related parties.

Other Matter
The accompanying consolidated balance sheet of Classified Ventures LLC as of October 1, 2014, and the related consolidated statements of operations, cash flows and changes in members' equity for the period then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the financial statements as of and for the period ended October 1, 2014 to be audited and they are, therefore, not covered by this report.
Chicago, IL
February 21, 2014

Classified Ventures, LLC
Consolidated Balance Sheets
As of October 1, 2014 and December 31, 2013

(In thousands of dollars)	2014*	2013
Assets
Current assets
Cash and cash equivalents	$43,767	$39,405
Marketable securities held in trust	748	1,638
Accounts receivable, net of allowance for doubtful accounts of $1,584 and $1,398, respectively	56,634	56,237
Affiliate Investor accounts receivable	11,459	9,420
Prepaid expenses & other current assets	40,083	8,841
Assets held for sale	—	16,930
Total current assets	152,691	132,471

Property and equipment, net of accumulated depreciation	17,399	20,341
Marketable securities held in trust, less current portion	6,508	8,507
Goodwill	12,428	12,428
Investment	7,002	5,002
Definite lived intangible assets	237	278

Total assets	$196,265	$179,027

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$4,716	$5,805
Accrued compensation and related costs	11,622	16,285
Accrued expenses & other current liabilities	43,219	27,761
Deferred revenue	708	901
Current portion deferred incentive plans	17,804	1,638
Liabilities held for sale	—	2,986
Total current liabilities	78,069	55,376

Deferred incentive plans, less current portion	32,614	13,945
Deferred rent	2,499	3,680
Total liabilities	113,182	73,001

Commitments and contingencies (Note 15)

Members’ equity	83,083	106,026

Total liabilities and members’ equity	$196,265	$179,027

* Not covered by report included herein
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Consolidated Statements of Operations
Period Ended October 1, 2014 and Twelve Months Ended December 31, 2013 and 2012

(In thousands of dollars)	2014*	2013	2012
Operating revenue
Net revenue	$280,283	$335,119	$284,952
Net revenue Affiliate Investor	69,732	83,085	71,653
Total net operating revenue	350,015	418,204	356,605
Operating expenses
Product support, technology and operations	86,374	106,550	89,838
Marketing and sales	155,945	186,274	161,682
General and administrative	68,299	40,265	32,743
Affiliate revenue share	13,104	17,774	16,259
Professional fees related to sale	19,942
Total operating expenses	343,664	350,863	300,522
Operating income	6,351	67,341	56,083
Other income
Interest income	14	—	—
Gain on investments	12	1,901	908
Income from continuing operations	6,377	69,242	56,991
Discontinued operations
Discontinued operations - Apartments	569,001	32,945	31,840
Discontinued operations - HomeGain	—	2,503	(749)
Income from discontinued operations	569,001	35,448	31,091
Net income	$575,378	$104,690	$88,082

* Not covered by report included herein
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Consolidated Statements of Cash Flows
Period Ended October 1, 2014 and Twelve Months Ended December 31, 2013 and 2012

(In thousands of dollars)	2014*	2013	2012
Cash flows from operating activities
Net income	$575,378	$104,690	$88,082
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,398	9,260	9,300
Deferred compensation	38,165	8,136	3,031
Loss (gain) on disposition of property and equipment	(24)	375	15
Loss (gain) on trading securities related to deferred compensation	(5)	(1,912)	(908)
Gain of sale of HomeGain	—	(3,461)	—
Gain on sale of Apartments	(563,388)	—	—
Provision for accounts receivable	1,976	2,377	2,453
Investments	—	(183)	—
Change in operating assets and liabilities
Accounts receivable	(4,358)	(6,823)	(15,824)
Prepaid expenses and other current assets	(1,947)	(2,372)	(1,439)
Accounts payable	(697)	(1,498)	(363)
Accrued expenses and other current liabilities	13,645	9,423	(2,601)
Deferred revenue	(1,138)	49	(871)
Deferred rent	(1,181)	(260)	(889)
Purchase of trading securities related to deferred compensation plan	(436)	(58)	(2,363)
Net cash provided by operating activities	63,388	117,743	77,623
Cash flows from investing activities
Change in restricted cash	—	—	45,253
Proceeds from the sale of property and equipment	45	21	42
Purchase of investment	(2,000)	—	(5,002)
Purchase of property and equipment	(6,625)	(10,678)	(10,486)
Fees associated with sale of HomeGain	—	(329)	—
Proceeds from sale of HomeGain	—	3,589	—
Fees associated with sale of Apartments	(7,093)	—	—
Proceeds from sale of Apartments	554,968	—	—
Net cash provided / (used) in investing activities	539,295	(7,397)	29,807
Cash flows from financing activities
Dividend paid to investors	(598,321)	(90,000)	(119,253)
Net cash used in financing activities	(598,321)	(90,000)	(119,253)
Net decrease in cash	4,362	20,346	(11,823)
Cash and cash equivalents
Beginning of years	39,405	19,059	30,882
End of years	$43,767	$39,405	$19,059
Supplemental disclosure of noncash investing and financing activities
Purchases of property, plant and equipment in accrued liabilities and accounts payables at the end of the reporting period	$125	$2,422	$1,635

* Not covered by report included herein
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Consolidated Statements of Changes in Members’ Equity
Period Ended October 1, 2014 and Twelve Months Ended December 31, 2013 and 2012

	Members’ Equity
	Common Units				Treasury Units
	Class A		Class B		Class A		Class B		Additional
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2011	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$305,960	$(228,154)	$77,254
Net income										88,082	88,082
Dividends paid to investors									(74,000)		(74,000)
Balance at December 31, 2012	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$231,960	$(140,072)	$91,336
Net income										104,690	104,690
Dividends paid to investors									(90,000)		(90,000)
Balance at December 31, 2013	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$141,960	$(35,382)	$106,026
Net income*										575,378	575,378
Dividends paid to investors*									(44,753)	(553,568)	(598,321)
Balance at October 1, 2014*	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$97,207	$(13,572)	$83,083

* Not covered by report included herein
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

1. Summary of Significant Accounting Policies
Basis of Presentation
Classified Ventures, LLC (the “Company”) is a strategic joint venture among five large media partners whose objectives are to collectively capitalize on revenue growth in the online classified categories of automotive, rentals and real estate. The strategic partners are Gannett Co., Inc., The McClatchy Company, Tribune Company, The Washington Post Company and A.H. Belo Corporation (the “Investors”). As of and for the period ended October 1, 2014, the Company does not meet the significant subsidiary test for purposes of S-X 3-09 and as a result, the financial statements for that period is not covered by the audit report included herein.
The Company provides online services in classified advertising marketplaces that build upon the local capabilities and expertise of its affiliated network of approximately 105 newspapers and television stations (the “Affiliates”). Investor Affiliates are Affiliates that are owned by our Investors and Non-Investor Affiliates are Affiliates that are not owned by our Investors. In the automotive category, the Company has the nationally branded website, cars.com ™, (www.cars.com). In the rentals category, the Company has the nationally branded website, apartments.com™, (www.apartments.com). In the real estate category, the Company had the nationally branded website, HomeGain.com™, (www.homegain.com).
On February 4, 2013, the net assets of HomeGain, Inc., a wholly owned subsidiary of Classified Ventures, LLC, were sold to a third party for a purchase price of $4.0 million. This consisted of a $3.6 million immediate cash payment and a $0.4 million note payable to be paid by the buyer in 2014. As a result of the sale, the Company’s consolidated financial results contain one month of HomeGain, Inc. in 2013 and a full year of results in 2012. These financial results are included in the financial statements as discontinued operations (see Note 8). In November 2013, the HomeGain, Inc. legal entity was dissolved.
On April 1, 2014, the net assets of Apartments.com, a division of Classified Ventures, LLC, were sold to a third party for $585.0 million. This consisted of a $555.7 million cash payment at closing and a $29.3 million escrow to be paid by the buyer in March 2015. The sale included an agreement for the Company to provide shared services to Apartments.com until March 2015 which may be cancelled by the buyer at any point with appropriate thirty-day notice. As a result of the sale, the Company's consolidated financial results contain three months of Apartments.com results in 2014 and twelve months of results in 2013 and 2012. These financial results are included in the financial statements as discontinued operations (see Note 8).
In August 2014, Gannett Co., Inc. signed an agreement to acquire full ownership of the Company from the other investors. On October 1, 2014, Gannett Co., Inc. completed the acquisition of the remaining 73% interest in Classified Ventures, LLC for $1.8 billion and subsequently renamed the Company to Cars.com, LLC. The Company's consolidated financial results include nine months of results in 2014 and twelve months of results in 2013 and 2012. The 2014 results include an $18.8 million in investment banker fees and $1.1 million in attorney fees related to the sale.
Revenue Recognition
The primary source of revenue for the Company is the sale of online subscription advertising products for the automotive, rentals and real estate industry segments. Online advertising sales to Affiliates,

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

auto dealers, property managers, real estate agents, brokers and private parties are recognized as the service is delivered. Revenue is recorded net of credits.
The Company also sells banner and sponsorship advertising on its websites, pursuant to fixed fee or transaction based contracts. The customers are billed for impressions delivered or click-throughs on their advertisements. An impression is the display of an advertisement to an end-user on the website and is a measure of volume. A click-through occurs when an end-user clicks on an impression. Revenue is recognized evenly over the contract term for fixed fee contracts where a minimum number of impressions or click-throughs is not guaranteed. Revenue is recognized as the service is delivered for transaction based contracts. If the impressions or click-throughs delivered are less than the amount billed, the difference is recorded as deferred revenue and recognized as earned.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.
Marketable Securities Held in Trust
The Company’s marketable securities held in trust relate to the deferred compensation plan (see Note 13) and are classified as trading securities, with unrealized gains and losses included in the Company’s consolidated statements of operations. The marketable securities held in trust were $7.3 million, $10.1 million, and $11.1 million as of October 1, 2014 and December 31, 2013 and 2012, respectively.
Property and Equipment
Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Computer software and hardware	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of lease term or estimated useful life
Normal repairs and maintenance are expensed as incurred. The costs and related accumulated depreciation of assets sold or disposed of are removed from the balance sheet and any resulting gain or loss is included in the consolidated statement of operations.
Equity Investments
Investments in 20% to 50% owned companies, in which the Company has the ability to exercise significant influence over operating and financial policies of the invested company, but does not control the entity, are accounted for using the equity method. Non-marketable equity investments are recorded using the cost method or the equity method of accounting, depending on the facts and circumstances of each investment. Non-marketable investments in preferred shares that that do not meet criteria of in-substance common stock are accounted for at cost. The Company’s non-marketable equity investments are classified within other long-term assets on the consolidated balance sheets.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

Under current accounting guidance, the Company is exempt from estimating the annual fair value of the cost method investment if no impairment indicators are present because it meets all the following criteria: is a non-public entity, has total assets less than $100 million as of the financial reporting date and has no instrument that, in whole or in part, is accounted for as a derivative instrument. The Company assesses annually if there are any identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment which may indicate impairment. See Note 7 for additional investment information.
Goodwill
Goodwill represents the excess of the total purchase price of acquisitions over the fair value of the acquired assets. Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Starting in 2012, the option was available to the Company to use the qualitative assessment of impairment. The Company chose to test for goodwill impairment, at the reporting unit level, using the two-step process. The first step involves a comparison of the estimated fair value of each reporting unit with its carrying value. Fair value is estimated using discounted cash flows of the reporting unit based on planned growth rates, and estimates of discount rates and residual values. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired and is reduced to fair value. The Company has goodwill as a result of its past acquisitions. See Note 5 for additional goodwill disclosures.
Valuation of Long-Lived Assets
The Company evaluates the carrying value of long-lived assets to be held or used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted cash flows are less than the carrying value. No impairment losses were incurred in the first nine months of 2014, and in the twelve months of 2013 and 2012.
Website and Product Development Costs
Website product development costs are capitalized based upon the nature of the costs incurred and the stage of the website’s development.
For software developed or obtained for internal use, the Company capitalizes costs based upon the nature of the costs incurred and the stage of software development. There were no internal-use software costs capitalized for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013.
Advertising Expenses
The Company expenses all advertising costs as incurred. Total advertising expense was $70.0 million, $87.6 million, and $76.6 million for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, respectively.
Income Taxes
As a limited liability company, the Company is generally not subject to income taxes. Accordingly, no income taxes have been recognized by the Company.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: allowance for uncollectible accounts receivable, useful lives of definite-lived assets, accrued expenses, valuation of goodwill, commitments and contingencies, among others.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from advertising fees billed to Affiliates, auto dealers, property managers, private parties, banner and sponsorship advertising clients and automobile manufacturers located in the United States. At October 1, 2014 and December 31, 2013, net accounts receivable from total Affiliates was $11.4 million and $11.3 million, respectively, which represented 17% and 17%, respectively, of the net accounts receivable. At October 1, 2014 and December 31, 2013, net accounts receivable from Investor Affiliates was $11.5 million and $9.4 million, respectively, which represents 17% and 14%, respectively of the net accounts receivable. At October 1, 2014 and December 31, 2013, net accounts receivable from Non-Investor Affiliates was less than $0.1 million and $1.9 million, respectively, which represents less than 1% and 3%, respectively, of the net accounts receivable.
No Affiliate individually had accounts receivable greater than 10% of the consolidated total. The Company requires no collateral to support accounts receivable and maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations. The Company maintains reserves based upon the expected collectability of accounts receivable and establishes specific reserves when appropriate. The Company also has potential credit risk concentration in the auto manufacturing and newspaper publishing sectors. Of the gross accounts receivable balance of $69.7 million and $67.1 million as of October 1, 2014 and December 31, 2013, respectively, the auto manufacturing and newspaper publishing sectors represent 31% and 34% and 16% and 17%, respectively as of October 1, 2014, and December 31, 2013. No individual customer had a significant revenue concentration.
Changes in the allowance for doubtful accounts for nine months ended October 1, 2014 and twelve months ended December 31, 2013 and 2012 are as follows:

	2014	2013	2012

Balance at January 1	$1,398	$1,375	$1,432
Charges to expenses	1,793	1,793	1,758
Write-offs, net of recoveries	(1,607)	(1,770)	(1,815)
Balance at Period End	$1,584	$1,398	$1,375
Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. Due to the short-term nature of these items, the carrying values are deemed to approximate fair value.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

2.     Recently Issued Pronouncements
In December 2013, the FASB issued Accounting Standards Update No. 2013-12, Definition of a Public Business Entity. This ASU defines public business entity. The definition of a public business entity will be used in considering the scope of new financial guidance and will identify whether the guidance does or does not apply to public business entities. The term public business entity will be used in Accounting Standards Updates issued in 2014. As of October 1, 2014 this guidance did not impact the Company’s consolidated financial statements.
In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The ASU requires expanded disclosures for discontinued operations. The amendments also change the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity's operations and financial results. This update will be effective for the Company for annual periods beginning after December 15, 2014. The updated guidance is not expected to have a material impact on the Company's financial statements.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers. The core principle of the new standard update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The unit of account for revenue recognition under the new standard is a performance obligation to be accounted for separately if it is distinct. This update will be effective for the Company for annual periods beginning after December 15, 2016. The updated guidance is not expected to have a material impact on the Company's financial statements.
In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides enhanced guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This update will be effective for the Company for annual periods ending after December 15, 2016. The updated guidance is not expected to have an impact on the Company's financial statements.
In November 2014, the FASB issued Accounting Standards Update No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting. The amendments provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The update is effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The Company has elected not to apply pushdown accounting on the most recent change-in-control event related to the acquisition of the Company by Gannett Co., Inc.

3.     Operating Leases
The company is obligated as lessee under certain non-cancelable operating leases for office space, and is also obligated to pay insurance, maintenance and other executory costs associated with the leases. Rental expense during the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012 was approximately $5.3 million, $6.8 million, $6.1 million, respectively.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

Future minimum operating lease payments at October 1, 2014 are as follows:

2014 remainder	$1,591
2015	6,721
2016	6,500
2017	5,609
2018	625
2019 and thereafter	374
Total	$18,819

4.	Property and Equipment
Property and equipment at October 1, 2014 and December 31, 2013 consisted of the following:

	2013	2013

Computer software and hardware	$47,893	$44,192
Furniture and equipment	5,654	4,938
Leasehold improvements	7,291	7,276
	60,838	56,406
Less: Accumulated depreciation	(43,439)	(36,065)
Total	$17,399	$20,341
Depreciation expense was $7.0 million, $8.7 million, and $8.3 million for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, respectively.

5.	Goodwill
As of October 1, 2014, the Company had $12.4 million of goodwill related to the Cars.com business.
Based on the October 2014 sale of the remaining 73% interest in the Company to Gannett Co., Inc. for $1.8 billion management determined that the fair value of the Cars.com exceeded the carrying value significantly and accordingly, goodwill was not determined to be impaired.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

6.	Definite Lived Intangible Assets
The Company has definite lived intangible assets from recent acquisitions which will be fully amortized by the year 2020. The following table sets forth balance sheet information for intangible assets subject to amortization, excluding goodwill:

	Patent	Total
At October 1, 2014
Gross intangible assets	$510	$510
Accumulated amortization	(273)	(273)
Intangible assets, net	$237	$237

	Patent	Total
At December 31, 2013
Gross intangible assets	$510	$510
Accumulated amortization	(232)	(232)
Intangible assets, net	$278	$278
Amortization expense was less than $0.1 million, $0.1 million, and $0.1 million for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, respectively. Based upon the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2014 remainder: $0.01 million; 2015: $0.05 million; 2016: $0.05 million; 2017: $0.05 million; 2018: $0.03 million. The original useful lives range from 1- 10 years.

7.	Business Investments
In November 2012, the Company invested $5.0 million for a 25% interest in RepairPal, Inc., an online marketplace offering consumers a price estimator for car repairs and an ability to research repair shop reviews, for preferred stock, initially convertible into an equal number of shares of common stock. Each share of preferred stock carries a number of votes equal to the number of shares of common stock, has substantive liquidation preference and is not actively traded.
In March 2014, the Company invested an additional $2.0 million in RepairPal, Inc. increasing the total investment to $7.0 million.
The Company accounts for its investment in RepairPal under the cost method. While the Company believes it has the ability to exercise significant influence, it has determined that its investment was not substantially similar to common stock on the acquisition date because it has a substantive liquidation preference over common stock. This factor precludes the Company from accounting for the investment under the equity method.
The aggregate carrying amount of the investments at October 1, 2014, and December 31, 2013 was $7.0 million and $5.0 million, respectively. The Company did not estimate the fair value of the investments because it did not identify any events or circumstances that may have had a significant adverse effect on the investments' values.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

8.	Discontinued Operations
On February 4, 2013, the net assets of HomeGain, Inc. were sold to a third party for $4.0 million. This consisted of a $3.6 million immediate cash payment and a $0.4 million note paid by the buyer in 2014. As a result of the sale, the Company consolidated financial results contain one month of HomeGain, Inc.'s results in 2013 and twelve months results in 2012. In November 2013, the HomeGain, Inc. legal entity was dissolved.
Results of the HomeGain discontinued operations at October 1, 2014 and December 31, 2013 and 2012 are summarized as follows (in thousands):

	2014	2013	2012

Total net operating revenue	$—	$748	$8,312
Total operating expenses	—	1,706	9,061
Gain on sale of HomeGain	—	3,461	—
Income (loss) from discontinued operations	$—	$2,503	$(749)
There were no assets and liabilities of HomeGain held for sale at October 1, 2014 and December 31, 2013.
In April 2014, the net assets of Apartments.com, a wholly owned subsidiary of Classified Ventures, LLC, were sold to a third party for a purchase price of $585.0 million. This consisted of a $555.7 million immediate payment and a $29.3 escrow to be paid by the buyer in March 2015. Subsequent to the sale, the Company has no significant involvement in the Apartments.com business other than a limited shared service agreement for the remainder of 2014. Under this agreement, the Company will provide legal, facilities, technology, office space and accounting to the buyer. As a result of the sale, the financial results for Apartments.com are included in discontinued operations.
Results of the Apartments discontinued operations at October 1, 2014 and December 31, 2013 and 2012 are summarized as follows (in thousands):

	2014	2013	2012

Net revenue	$20,835	$78,542	$68,671
Net revenue Affiliate Investor	1,571	7,325	7,961
Total operating expenses	16,792	52,922	44,792
Gain on sale of Apartments.com	563,388	—	—
Income from discontinued operations	$569,001	$32,945	$31,840
Assets and liabilities of Apartments held for sale at October 1, 2014 and December 31, 2013 are summarized as follows (in thousands):

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

	2014	2013

Current assets	$—	$12,045
Net property and equipment	—	1,262
Other assets	—	183
Goodwill	—	3,440
Other intangibles	—	—
Assets held for sale	$—	$16,930

Current liabilities	—	2,986
Liabilities held for sale	$—	$2,986

9.	Related Party Transactions
Net sales to Investor Affiliates totaled $69.7 million, $83.1 million, and $71.7 million for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, respectively. Revenue share to the Affiliates totaled $13.1 million, $17.8 million, and $16.3 million for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, respectively. Net accounts receivable from Investor Affiliates totaled $11.5 million and $9.4 million as of October 1, 2014 and December 31, 2013, respectively.
Pursuant to Affiliate Agreements between the Company and each of its Affiliates, Affiliates are assigned a sales territory to sell the Company's products on a wholesale/retail basis. The Affiliate Agreements specify print and online promotion obligations of the Affiliate, bar the Affiliates from engaging in specified activities and identify performance obligations of the Company and the Affiliate. Each Investor owned Affiliate Agreement contains language requiring the Company to treat all similarly situated Investor Affiliates equally.
The Company also has a shared service agreement with HomeFinder.com as a result of the spin-off that occurred in March 2009. Under the agreement, the Company provides legal, facilities, technology, office space, accounting, and human resource services to HomeFinder.com at cost without any markup on the services. Total shared service revenue recognized for nine months ended October 1, 2014 and twelve months ended December 31, 2013 and 2012 was $1.2 million, $1.7 million, and $2.1 million, respectively, to offset the $1.1 million, $1.7 million, and $2.1 million of incurred expenses during the respective periods. HomeFinder.com shared services revenue is included within the net revenue line item on the income statement.

10. Fair Value Measurements
The Company accounts for certain items using the fair market value method of accounting which establishes a fair value hierarchy for those items measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The fair value hierarchy consists of the following three levels:

•	Level 1- Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

•
Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•
Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company's management about the assumptions market participants would use in pricing the asset or liability.

The Company's financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated balance sheet include the Long Term Incentive Plan (“LTIP”) assets and liabilities and marketable securities.
The following table presents the LTIP investments carried at fair value as of October 1, 2014, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total

Mutual funds	$6,280	$—	$—	$6,280
Fixed income fund	—	907	—	907
	$6,280	$907	$—	$7,187
The following table presents the LTIP investments carried at fair value as of December 31, 2013, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total

Mutual funds	$8,541	$—	$—	$8,541
Fixed income fund	—	1,325	—	1,325
	$8,541	$1,325	$—	$9,866
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.
Fair value for mutual funds is measured using quoted market prices at the reporting date multiplied by the quantity held.
The Company has an investment in a commingled fund for which quoted market prices are not available. The value of the investment represents the net asset value as provided by the trustee. Management performs its own pricing diligence by reviewing the net asset value and by obtaining audited financial statements from the trustee.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

11. Retirement Plan
The Company has a 401(k) Retirement Savings Plan, which is qualified under Section 401(k) of the Internal Revenue Code and for which all full-time Company employees are eligible. Participants are eligible on the first day of the quarter following the date of hire after one month of service and are allowed to make tax-deferred contributions up to 100% of annual compensation, subject to limitations specified by the Internal Revenue Code.
The Company match is 100% of the employee’s contribution up to 3% of the employee’s salary, and thereafter 50% of the employee’s contribution, until the employee’s contributions reach 5% of the employee’s salary. All employees are immediately fully vested. For the nine months ended October 1, 2014, and the twelve months ended December 31, 2013 and 2012, the Company expensed matching contributions in the amounts of $2.7 million, $3.0 million, and $2.5 million, respectively.
12. Class A Common Units and Members’ Equity
As of October 1, 2014 and December 31, 2013 and 2012, there were 184.9 million authorized, issued and outstanding Class A common units and 1.6 million authorized and issued Class B common units, none of which were outstanding. Class A common units have voting rights of one vote per unit.
In September 2014 and December 2013 and 2012, the Company declared a dividend of $23.3 million, $90 million and $74 million, respectively. These dividends were treated as a return of capital to Investors given the overall accumulated deficit balance. There was a dividend paid in April 2014 from the sale of Apartments.com for $575 million. This dividend was treated as a reduction in retained earnings to the extent these were available upon distribution and partially as a return on capital.
13. Long-Term Incentive Plan
In June 2001, the Company's LTIP was established. The Company, at its discretion, may designate up to 60 key employees to participate in the LTIP and may make annual contributions to the participants' account. The contributions are invested at the participant's direction among investment options including mutual funds and money market funds. In the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, the Company contributed $0.6 million, $0.5 million and $2.4 million, respectively. The total amount contributed by the Company is marked to market quarterly and any unrealized gains (losses) are recognized through the income statement.
The amounts contributed to participants' accounts vest over a three-year period. One-third of the amount contributed in a plan year (and any increases or decreases in the account as a result of income, gains, losses or costs allocated to the account) vests and is payable on February 15th of each of the three succeeding plan years after the plan year in which the contribution was made. Once a portion of an award vests, it is either deferred for one year or paid to the participant. This initial deferral election is made by the participant prior to the plan year for which the award was issued. One year following the vesting date, that same portion of the deferred award is either deferred for five years or paid to the participant. This subsequent deferral election is made not later than December 31st of the plan year prior to the plan year for which the award was issued. If a participant is involuntarily terminated other than for cause as defined by the plan, the participant's account becomes 100% vested and distributed. If a participant resigns, the vested portion of the participant's account is distributed and the unvested portion is forfeited. The forfeited funds are retained within the Trust and used to offset future contributions. The amount of funds forfeited in the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012 were $0.1 million, $0.1 million and $0.5 million, respectively.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

The Company applies accounting guidance for stock appreciation rights and other variable stock option or award plans for the cash awarded under this deferred compensation plan. Under this plan, deferred compensation expense was $0.6 million, $1.1 million and $1.5 million for the nine months ended October 1, 2014 and the twelve months ended December 31, 2013 and 2012, respectively. The deferred compensation liability was $6.9 million and $9.7 million at October 1, 2014 and December 31, 2013, respectively.

14. Share Appreciation Rights Plan
Effective as of January 1, 2012, the Company established a Share Appreciation Rights (SAR) Plan. The Classified Ventures Share Appreciation Rights Plan is intended to motivate certain key employees of Classified Ventures, LLC to maximize their contributions to the long-term success of the Company and to encourage them to remain in the employ of the Company through awards of Share Appreciation Rights. The Compensation Committee of the Company, at its discretion, may designate key employees to participate in the plan. Eligible participants will receive a number of stock appreciation rights annually that entitle the employee to receive the appreciation in the fair market value of a share from the date of grant up to a specified date or dates plus an amount equal to the distributions per share. Benefits paid under this plan will be made in cash, not common stock, at the end of the three-year vesting period from the original grant date. Expenses related to the Share Appreciation Rights Plan have been recorded in accordance with the accounting standards for share based payments. Due to the cash settlement at the end of the performance period, the awards are classified as a liability and are remeasured each reporting period at fair value.
Effective as of January 1, 2012, the Company established a Share Appreciation Rights (SAR) Plan. The Classified Ventures Share Appreciation Rights Plan is intended to motivate certain key employees of Classified Ventures, LLC to maximize their contributions to the long-term success of the Company and to encourage them to remain in the employ of the Company through awards of Share Appreciation Rights. The Compensation Committee of the Company, at its discretion, may designate key employees to participate in the plan. Eligible participants will receive a number of stock appreciation rights annually that entitle the employee to receive the appreciation in the fair market value of a share from the date of grant up to a specified date or dates plus an amount equal to the distributions per share. Benefits paid under this plan will be made in cash, not common stock, at the end of the three-year vesting period from the original grant date. Expenses related to the Share Appreciation Rights Plan have been recorded in accordance with the accounting standards for share based payments. Due to the cash settlement at the end of the performance period, the awards are classified as a liability and are remeasured each reporting period at fair value.
Under the SARs Plan, deferred compensation is based upon award of share appreciation rights, the value of which is related to the appreciation in the value of the common units of the Company. Awards granted in a given year vest to the participant over a three-year period and are settled in cash at the end of the three-year performance period. In the years 2014, 2013 and 2012, the Company awarded 1.4 million, 2.6 million and 3.3 million of share appreciation rights, respectively, to participants employed by the Company with a base price of $5.84, $4.48 and $4.19 per right, respectively. The 2014 price was determined by considering the price obtained for the sale of Apartments.com and the sale of the remaining interest of the Company. The 2013 and 2012 prices were determined by the Company including the use of a third party valuation analysis which based the Company value on the combination of income and market approaches. Upon the settlement of vested rights, the participant receives a lump sum cash payment in an amount equal to (i) the value

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

of a common unit as of the date of settlement less (ii) the grant price value of a common unit on the grant date, plus dividend distributions per unit.
In April 2014, as a result of the Apartments.com sale, the vesting of the rights was accelerated per a board of directors' resolution and they became immediately exercisable. The SARs settlement was made in April 2014 to active Apartments.com participants.
In July 2014, the Company's board of directors passed a resolution that upon the sale of the Company, all unvested share appreciation rights would immediately vest on the date of sale. On October 1, 2014, as a result of the sale of the Company to Gannett, Co., Inc., the vesting of the non-vested rights was accelerated and became immediately exercisable. Future SARs settlements will be paid in January of the year following the initial three-year vesting period.
Appreciation rights outstanding and exercisable as of October 1, 2014 and changes during the year ended were as follows:

	Rights / Units	Weighted Avg. Grant Price	Remaining Avg. contract Terms	Aggregate Intrinsic Value
	(in thousands)	(per right)	(in years)	(in thousands)
Rights outstanding as of December 31, 2013	5,102	$4.33
Granted	1,388	5.84
Exercised	(961)	—
Forfeited or terminated	(7)	4.48
Rights outstanding as of October 1, 2014	5,522	$4.71	0	43,795
Rights exercisable as of October 1, 2014	5,522	$4.71	0	43,795
Appreciation rights outstanding and exercisable as of December 31, 2013 and changes during the year ended were as follows:

	Rights / Units	Weighted Avg. Grant Price	Remaining Avg. contract Terms	Aggregate Intrinsic Value
	(in thousands)	(per right)	(in years)	(in thousands)
Rights outstanding as of December 31, 2012	2,910	$4.19
Granted	2,576	4.48
Exercised	—	—
Forfeited or terminated	(384)	4.32
Rights outstanding as of December 31, 2013	5,102	$4.33	1.5	9,826
Rights exercisable as of December 31, 2013	2,649	$4.28	1.5	5,338
The Company measures the cost associated with awards issued under the SARs Plan using a graded vesting intrinsic value method, which includes a price increase in market value and a dividend

Classified Ventures, LLC
Notes to Consolidated Financial Statements
October 1, 2014 and December 31, 2013 and 2012 (Amounts as of and for the period ended October 1, 2014 are not covered by the report included herein)

component. Under this method, the cost of services related to the SARs Plan reflects changes in the Company common unit price and the relative vesting period of the rights.
In 2014, $40.6 million of additional SARs expense, including a tax component, was recorded as a result of the acceleration of the vesting of stock appreciation rights due to the sale transactions. Total SARs expense was $43.8 million, $5.3 million and $0.6 million for the nine months ended October 1, 2014, and the twelve months ended December 31, 2013 and 2012, respectively. No SARs Plan expense was capitalized as part of an asset. Deferred compensation liability related to the SARs Plan was $44.4 million and $5.9 million at October 1, 2014, and December 31, 2013, respectively.
The following table summarizes the aggregate intrinsic value, which includes a dividend component, related to vested rights as of October 1:

	2014			2013
	Rights / Units	Increase in Intrinsic Value	Aggregate Intrinsic Value	Rights / Units	Increase in Intrinsic Value	Aggregate Intrinsic Value
	(in thousands)	(per right)	(in thousands)	(in thousands)	(per right)	(in thousands)
Exercised rights	961	3.94	3,787.00	—	—	—
Vested rights outstanding	5,522	$7.93	$43,795	2,649	$2.01	$5,338
Total unrecognized compensation cost related to nonvested rights, which includes a dividend component, is estimated to be zero and $4.5 million at October 1, 2014 and December 31, 2013, respectively. All remaining costs were recognized in 2014. Future SARs cash settlements totaling $44.4 million, including tax expense incurred by the Company, are as follows: 2015: $19.0 million; 2016: $16.3 million; 2017: $9.1 million.
15. Commitments and Contingencies
The Company engages a number of vendors for various goods and services. At the time of this report, the Company is currently in process of assessing possible additional licensing costs from a software vendor related to past periods. Management believes that additional costs are reasonably possible to be incurred based on the final outcome of the future audits and related negotiations with the software vendor.
16. Subsequent Events
For purposes of the October 1, 2014, financial statements, the Company assessed events occurring subsequent to October 1, 2014 and through January 8, 2015, for potential recognition and disclosure in such consolidated financial statements.
For purposes of the 2013 and 2012 financial statements, the Company assessed subsequent events through February 21, 2014, for potential recognition and disclosure in such consolidated financial statements.